Exhibit 3.6.2



                           MULTIMEDIA, INC.

                    Board of Directors' Resolution



          RESOLVED, that the bylaws of the corporation are amended to provide, in lieu of the language presently contained in
     Article III Section 2(d), the following:

          With the exception of the members of the board who are elected officers of the corporation, no person shall be elected, appointed or serve as a director until he reaches the age of twenty-five years or after the annual meeting of the shareholders' next succeeding the earlier of his seventy-second birthday or the twenty-fifth anniversary of his service as a member of the board of directors.



     Adopted December 10, 1993.